SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 12, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X               Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release ANGLOGOLD ASHANTI ANNOUNCES OPERATIONAL MANAGEMENT
RESTRUCTURE AND CHANGE TO THE BOARD

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA13.07
ANGLOGOLD ASHANTI ANNOUNCES OPERATIONAL MANAGEMENT RESTRUCTURE
AND CHANGE TO THE BOARD
In developing a strategy that places renewed emphasis on safety, productivity improvement and enhanced shareholder value, new CEO Mark Cutifani has initiated a management restructuring in which operational reporting will be brought one step closer to the CEO. The company will be moving to a regional operating structure in which there will be three operating heads reporting directly to the CEO, resulting in the Chief Operating Officer structure being redundant with immediate effect.
As a consequence of these changes and reflecting his own desire to pursue other opportunities, Neville Nicolau has advised the company of his intention to leave AngloGold
Ashanti.
Cutifani commented, “We wish Neville well on his chosen path and we all join in thanking him for 29 years of dedicated and distinguished service, initially with Anglo American and then with AngloGold Ashanti since the formation of the company.”
Further announcements regarding structure and appointments will be made in due course.
ENDS
Queries
South Africa                  Tel:                                                  Mobile:                                       E-mail:
Charles Carter                +27 (0) 11 637-6385                            +27 (0) 82 330 5373
cecarter@AngloGoldAshanti.com
Steven Lenahan              +27 (0) 11 637 6248
                      +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of
AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-
looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

DIRECTORATE CHANGES
The following changes have taken place to the board of AngloGold Ashanti Limited:
Name Nature of Change
Mr N F Nicolau Resigned effective 12 November 2007
Taking account of the above the board of directors should read as follows:
Directors Alternate Directors
Mr R P Edey (Chairman) (British)
Dr T J Motlatsi (Deputy Chairman)
Mr M Cutifani (Chief Executive Officer) (Australian)
Mr F B Arisman (American)
Mr R E Bannerman (Ghanaian)
Mrs E le R Bradley
Mr J H Mensah (Ghanaian)
Mr W A Nairn
Prof. L W Nkuhlu
Mr S M Pityana
Mr S R Thompson (British)
Mr S Venkatakrishnan (British)
Monday, 12 November 2007
JSE Sponsor – UBS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 12, 2007
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary